Filed by Trulia, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 333-189226

Selected Excerpts Relating to Acquisition of Market Leader, Inc. from

Trulia, Inc. Second Quarter 2013 Earnings Call Script

Event Date/Time: July 31, 2013, 2:00 p.m. Pacific Time

CORPORATE PARTICIPANTS

Ian Lee Trulia, Inc. - IR

Pete Flint Trulia, Inc. - CEO

Sean Aggarwal Trulia, Inc. - CFO

IAN LEE – SAFE HARBOR/FORWARD LOOKING STATEMENTS

Thank you, operator. Good afternoon and welcome to Trulia’s second quarter 2013 earnings call. Joining me today are Pete Flint, Trulia’s Chief Executive Officer, and Sean Aggarwal, our Chief Financial Officer.

Before we start this call, I want to remind all of you that this presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this presentation include, but are not limited to, statements related to: our business and financial performance and expectations for future periods, our expectations regarding our continued focus on our current strategy, our expectations regarding macro trends in the market, and our expectations for our products. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include those set forth in the press release that we issued earlier today, as well as those more fully described in our filings with the Securities and Exchange Commission. The forward-looking statements in this presentation are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

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This conference call is also being webcast and is available through the investor relations section of Trulia’s website.

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And now, I’ll turn the call over to Pete.

CEO SECTION – PETE FLINT

Intro and financial results recap

Welcome and thank you for joining our Q2 2013 earnings call.

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And finally, we announced an acquisition that will transform the category as we know it while firmly positioning Trulia as the category leader, creating the only company capable of providing real estate professionals with a comprehensive end-to-end solution on which they can grow and manage their entire business

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To accelerate the second part of our vision, in early May we announced the proposed acquisition of Market Leader. Let me remind you why we are so excited about the Market Leader acquisition. We are combining our leading marketplace for consumers and real estate professionals, with Market Leader’s comprehensive suite of SaaS solutions. We like to think of this as an operating system for franchisors, brokers and agents as the real estate industry is transformed by technology. When the acquisition closes later in Q3, Trulia will have the leading and most comprehensive platform for the real estate industry.

Market Leader is very unique because not only does it deliver the best and most relevant tools real estate professionals need to grow their businesses, it is doing it at scale. Market Leader has built deep channel relationships with several national franchisors, including partnerships with Keller Williams, Century 21 and Better Homes and Gardens, and also with 6 of the country’s 10 largest brokers. The strength of Market Leader’s software platform is clearly demonstrated in the market. As we mentioned at the time we announced the proposed acquisition, the company had more than 135,000 professional customers, and 23,000 premium subscribers.

Just as recruiters rely heavily on LinkedIn and sales professionals rely on Salesforce.com to be successful, real estate professionals depend on Market Leader to engage with their pipeline of prospects and leads, power their marketing efforts, manage their daily workflow and increase their productivity. This is why Market Leader’s software platform is quickly becoming the operating system for the real estate industry. The scope of Market Leader’s platform goes far beyond what is provided by any other player in our industry. So much so that replicating the breadth and depth of this offering would likely require years of development work and several acquisitions. While others are busy working to replicate this functionality which is so critical to establishing category leadership, we will be extending our lead. At the same time we will be leveraging this platform leadership to extend our partnerships with leading real estate companies, relationships which will power customer acquisition, engagement, and of course, share of wallet.

We believe Market Leader will complement the tremendous business we have built, adding to our scale, product set and customer reach. Agents and brokers will continue to leverage Trulia’s innovative marketing solutions to engage with our transaction-ready audience, generate leads and gain exposure for themselves. We will complement this with Market Leader’s comprehensive operating system, including CRM and lead engagement tools. Collectively, these will enable real estate professionals to increase their follow-up, engagement and ROI on the leads they generate.

We are now well positioned to be the leader in our sector and to further penetrate the enormous market opportunity that lies before us and drive incremental opportunities to grow revenues. This acquisition will help us grow our share of wallet and further extend our leadership in the quarters and years to come. The combined companies will have approximately 50,000 premium subscribers, the largest in the category.

Since we announced the proposed acquisition, we have received very positive reactions from our industry partners. They see the opportunity the combined company presents and are excited to hear more from us when the deal closes. I am also happy to report the integration planning is going well. As we continue with integration planning, more and more opportunities continue to present themselves.

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With that, I’ll pass the call to Sean.

CFO SECTION – SEAN AGGARWAL

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A quick note before I start. I will not cover details of Market Leaders’ performance on this call, as the transaction has not yet closed. We expect the transaction to close within the third quarter and will provide details on our Q3 earnings call.

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Looking ahead to Q3, we are excited about closing the Market Leader transaction. Integration planning is well underway and our teams have been busy laying the groundwork to fuel the future growth of our combined companies. As you can see from this quarter’s strong performance, our management team has been able to balance the integration planning while remaining extremely focused on delivering strong results in our core business.

I’ll now pass the call back to the operator for Q&A.

Q&A SESSION

About the Acquisition of Market Leader

This transcript contains information related to a proposed business combination involving Trulia and Market Leader. In connection with the proposed transaction, Trulia has filed with, and had declared effective by, the Securities and Exchange Commission, a Registration Statement on Form S-4 that includes the proxy statement of Market Leader and that also constitutes a prospectus of Trulia. The proxy statement/prospectus and this press release do not constitute a solicitation of any vote or approval, and are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities, in any state where the solicitation, offer and sale is not permitted.

The definitive proxy statement/prospectus has been mailed to shareholders of Market Leader. TRULIA AND MARKET LEADER URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by Trulia and Market Leader through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.Trulia.com. Free copies of the definitive proxy statement/prospectus and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.MarketLeader.com.

Trulia, Market Leader and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of Market Leader shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the Securities and Exchange Commission. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 26, 2013, as amended on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia by using the contact information below.

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